SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated September 30, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X Form 40-F __

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                   Yes __ No X

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                   Yes __ No X

   Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:
                                   Yes __ No X

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

A press release dated September 29, 2003 announcing that Gehry Technologies has formed a business partnership with IBM and Dassault Systemes.

LOGO OMITTED

            Frank Gehry Joins Forces with IBM and Dassault Systemes to Bring Their PLM Version 5 Solutions to the Building Industry

                      Gehry Technologies to address broader
                           construction industry needs

Los Angeles, USA and Paris, France - September 29, 2003 - Gehry Technologies(R), an independent company created by Gehry Partners' research group, has formed a business partnership with IBM and Dassault Systemes (NASDAQ: DASTY; Euronext
Paris: #13065, DSY.PA).

Gehry Technologies has received accreditation as a certified IBM Business Partner selling and servicing IBM and Dassault Systemes' CATIA(R), ENOVIA(TM) and SMARTEAM(R) Product Lifecycle Management (PLM) software, and IBM hardware, including IntelliStation workstations. Gehry Technologies is also a member of the Dassault Systemes Education Partner Program, a global initiative to sustain world class, educated PLM professionals.

By enabling architects, engineers, contractors, fabricators and suppliers to focus on their core competencies, PLM technology from IBM and Dassault Systemes will allow them to collaborate more efficiently and will transform the way they develop projects with clients. Similar to its revolutionizing effect on the automotive and aerospace industries, PLM will also have a significant impact on project design, procurement, and execution by providing better cost predictability, reduced development time, and increased innovation.

Throughout the last 14 years of his career, Frank Gehry and his partner Jim Glymph have been strong champions of PLM technologies from IBM and Dassault Systemes, including CATIA V5, for collaborative product development in 3D. They have pioneered the application of these technologies on projects throughout Europe and North America. The success of this vision can be seen in Frank Gehry's completed works such as the Guggenheim Museum in Bilbao, Spain, the Experience Music Project in Seattle, and the Walt Disney Concert Hall in Los Angeles.

Under Jim Glymph's stewardship and his R&D group, Gehry Partners has accelerated the use of advanced computing tools to promote collaboration between designers and craftsmen. The broad international base of Frank Gehry projects has enabled the R&D group and its partners to gain a unique insight into the design and construction processes used for architectural projects around the world. Knowledge of these contracting and managing projects facilitates integration with new processes made possible by advanced computing.

"We are aware of the challenges we face in introducing new processes to the building design and construction industry," said Jim Glymph, CEO, Gehry Technologies. "This is an industry that does not have the cohesion of the manufacturing sector, and it must deal with processes, procedures, regulations, and even traditions of practice, that differ greatly from region to region, nationally and internationally. We are leveraging our international experience by identifying best practices and procedures that can use Gehry Technologies computing solutions to advantage."

"Frank Gehry is one of the most influential architects of our time. Using IBM PLM Solutions, he has revolutionized the world of modern architecture with technologically-sophisticated masterpieces, including the Guggenheim Museum in Bilbao, Spain," said Scott Hopkins, general manager, IBM Product Lifecycle Management. "We share Mr. Gehry's objective to give the entire building industry the power to create innovative structures far beyond what was possible in the past. PLM technology, backed by Gehry's expertise, will have a dramatic impact on the architectural landscape of the future."

"It is a great satisfaction to see that CATIA and our V5 PLM platform will play a critical role in modernizing the design and construction of buildings," said Bernard Charles, president and CEO, Dassault Systemes. "It is a fantastic transformation launched by one of the most prestigious architects of our time. Frank Gehry proved that our PLM technology enables profound improvements in building design, construction and contractual processes. This alliance confirms the dynamic of the adoption of our V5 PLM platform in multiple sectors."

The R&D group of Gehry Partners formed Gehry Technologies with the intent of introducing the building design and construction industry to software solutions and new project delivery processes that have been made possible by these emerging technologies. The group encourages the building industry to examine and challenge traditional project delivery processes to achieve the advances made possible by these technologies.

                                       ###

About Gehry Technologies
Gehry Technologies, LLC (GT) was established in 2002 to provide advanced building delivery technologies to the AEC industries. GT brings the experience of fourteen years in technology and process innovation to its clients, leveraging the very best in digital tools for building design and construction.

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes Group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Gehry Technologies Press         IBM Press Contacts:         Dassault Systemes Press     Dassault Systemes Investor
Contact:                         Chris Sciacca               Contacts:                   Contacts:
                                 +1 212 745 4732             Derek Lane                  Emma Rutherford, Harriet
Dennis Shelden                   csciacca@us.ibm.com         +1 818 673 2243             Keen
+1 310 482 3033                                              derek_lane@ds-us.com        Financial Dynamics
dennis.shelden@gehrytechnol      Jennifer Feller                                         +44 207 831 3113
ogies.com                        +33 1 41 88 61 89           Anthony Marechal
                                 jennyfeller@fr.ibm.com      +33 1 55 49 84 21
                                                             anthony_marechal@ds-fr.com

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           DASSAULT SYSTEMES S.A.


          Date: September 30, 2003         By:    /s/ Thibault de Tersant
                                                  -----------------------
                                           Name:  Thibault de Tersant
                                           Title: Executive Vice President,
                                                  Finance and Administration